

PUMP *for* JOY

Supporting Pumping Moms, Building Value for Investors.

Pump For Joy™ is preparing a raise on Wefunder to hit our next milestones and accelerate the development of our biodegradable breast milk collection kit for pumping moms on the go.



WEFUNDER

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Be among the first to join our early supporters. **With Wefunder, investments start at as little as $100** — and your interest today helps us build momentum toward launch.

wefunder.com/pumpforjoy

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



Tuesday, September 2nd

Erin Martin 9:20 AM

Hi everyone! Pump For Joy is thrilled to announce the upcoming launch of our WeFunder campaign for our Pre-Seed round. (edited)



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Pump For Joy prepares for a WeFunder campaign with strategic adjustments

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Vanessa & Erin,

We are all good to go with these terms and with using the standard agreement within WeFunder. We do have one additional term request; our fund receives one board seat. I would represent EQIV on the board, help provide guidance where possible, and bring in Shante and Kasem to the conversation when needed for additional expertise. We would like to just add a rider to the WeFunder agreement outlining the board seat.

If that is acceptable to you - go ahead and put us down for that first $50,000. We can make that payment on the dates of your choosing.

Thanks,
Adrian
--
Adrian Smith
Robert Rust Foods
Equilibrium Impact Ventures
...

Vanessa Parker

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Pump For Joy prepares for a WeFunder campaign with strategic adjustments

Adrian	That worked - thanks!	JUN 9
Me	Perfect!	JUN 9

Vanessa [redacted] JUN 17

Hi

I hope you're doing well! I just wanted to follow up and see if you had a chance to review the data room we shared. We're happy to answer any questions or provide more details if helpful—just let us know what you need.

We're also excited to share a **first look at our** **Pump For Joy Wefunder Page**. We are still working on it, but your feedback would mean a lot as we finalize the story, messaging, and positioning.

[Pump For Joy WeFunder Link]

We'd love to know what resonates with you—and if there's anything you'd suggest we tighten up.

Thank you again for your interest and support. We're really excited about what we're building and truly value your insight at this stage.

Vanessa Parker

[redacted]

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Nurturing Parenthood Event - IMPORTANT vendor d...

Proposal

Welcome & NDA for Review

Pump for Joy - WeFunder Sync @ Fri, Sep 5, 2025 10:3...

pumpforjoy.com





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Pump For Joy prepares for a WeFunder campaign with strategic adjustments

Adrian	That worked - thanks!	JUN 9
Me	Perfect!	JUN 9
Vanessa	Hi I hope you're doing well! I just wanted to follow up and see if you had a chanc...	JUN 17

Kasem to [redacted] JUN 18



Hey Vanessa - thanks for reaching out! We're definitely still digesting the data room; the partners and I have a call on Monday to discuss internally. Then we hope to come back with questions later next week.

Wefunder page looks AWESOME. I'll dive deeper later on to provide feedback. Have you guys 100% decided on a crowdfund for the next raise?

...

Kasem Rodriguez Mohsen





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Me   Thank you so much! We saw it come through!   SEP 2



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Hi EQIV team!

We see your reservation in our Wefunder raise - thank you so much again! Right now the funds are being held in your Wefunder Cash wallet until we finalize our legal work and officially launch to the public (actively working on this right now and hoping for a public launch in a couple weeks at most).

A quick note on terms: the details we've previously discussed will align closely with what ends up in our official filing. That said, only the version posted on Wefunder after we file our Form C with the SEC will be the final, binding terms. Of course you'll be able to review and agree to those on Wefunder before your investment becomes official. Until then, your reservation is a great signal of your interest on the page and will help us build momentum. We'll keep you updated and let you know as soon as everything is ready to confirm.

@Adrian: Wefunder has sent you an email you'll need to review in order to confirm Equilibrium as our lead investor. Please take a look and help get that setup when you get a chance so we can finalize that step.

Thanks again for backing Pump For Joy & we're thrilled to have you with us on this journey!

Erin & Vanessa

Adrian Smith


Winston-Salem

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Pump For Joy: Pre-Seed Round Opportunity

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Pump For Joy seeks pre-seed investment and FDA readiness

Me	Hi Geoff! Thanks again for your interest in Pump for Joy and for asking me t...	MAY 14
Geoff	Thanks - I just shared this with Kim, since this is more her area of expertise tha...	MAY 19
Me	Sounds great! I appreciate you both giving it a look. Let me know if you have an...	MAY 21
Me	latest pitch deck From: Erin Devine Martin Sent: Wednesday, May 14, ...	MAY 22

Me to Geoff SEP 9

Hi Geoff,

Hope you're doing well! We are gearing up to launch our pre-seed on WeFunder. Any interest in being an early supporter of Pump For Joy?
https://wefunder.com/pump.for.joy

Let me know if you have any questions or would like to review anything from our data room.

Thanks!
Erin

Geoff Wilson





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Atlanta

Founder at Sports Card Investor

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